

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2012

Via E-mail
Mr. Peter Hellwig
President and CEO
Stakool, Inc.
8640 Philips Highway, Suite 5
Jacksonville, FL 32256

> **Re:** **Stakool, Inc. f/k/a Mod Hospitality, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed January 6, 2012**
> **Amendment No. 1 to Form 8-K**
> **Filed November 9, 2011**
> **Amendment No. 2 to Form 8-K**
> **Filed January 6, 2012**
> **File No. 0-24723**

Dear Mr. Hellwig:

We have reviewed your filings and your correspondence dated January 5, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G

1.   We note that you filed a registration statement on Form 10-12G in response to comment 2 in our letter dated December 7, 2011. Given that you have already registered your common stock pursuant to Exchange Act Section 12(g), please withdraw your registration statement.

Mr. Peter Hellwig
Stakool, Inc.
February 3, 2012
Page 2

Amendment No. 1 to Form 8-K Filed November 9, 2011

Section 4 – Matters Related to Accountants and Financial Statements

Item 4.01 – Changes in Registrant's Certifying Accountant, page 9

2.   We note your disclosure stating your intention to engage Silberstein Ungar, PLLC as
       your independent accountant. Please revise your Form 8-K to provide the disclosure
       required by Item 304 of Regulation S-K regarding this change in the reporting entity's
       independent accountant (i.e., from Kramer Weisman & Associates to Silberstein Ungar,
       PLLC). Please file a letter from your former independent accountant as Exhibit 16 to
       your next Form 8-K amendment stating whether they agree with this disclosure or the
       extent to which they do not agree.

Amendment No. 2 to Form 8-K Filed January 6, 2012

3.   We noted that, in response to comment 2 in our letter dated December 7, 2011, you have
       provided the required information in the Form 10 filed January 6, 2012. As noted in the
       first comment above, please withdraw your Form 10. Revise your Form 8-K to include
       all of the information that would be required if you were filing a general form for
       registration of securities on Form 10. Include this information in your next Form 8-K
       amendment. Any comments to the information contained in the Form 10 are set forth
       below under the heading of the Form 8-K amendment filed January 6, 2012.

4.   In addition, please restate all of the information that is required to be disclosed in this
       report, such as the Items 1.01, 2.01 and Item 5 information that was set forth in your
       September 22, 2011 and November 9, 2011 Form 8-K filings, so that your next
       amendment is self-contained. In this regard, we note the following:

       • Please disclose all the information required by Item 2.01, such as the date of the
         completion of the transaction. For example, we note that the Amended Agreement of
         Purchase and Sale contemplates payments by Anthus Life on December 9, 2011 and
         February 10, 2012. As another example, we note that the closing date was to be
         November 7, 2011. Please disclose when all the actions required by the Amended
         Agreement of Purchase and Sale were completed.
       • The Item 3.02 disclosure in the Form 8-K/A filed November 9, 2011 does not contain
         all the information required by Item 701(a) and (c) through (e) of Regulation S-K.
         For example, please disclose the amount of securities sold and the value of the
         consideration received. In this regard, please ensure that, when you provide the Item
         701 disclosure, it is consistent with the information disclosed under Item 10 of the
         Form 10 filed January 6, 2012 and the information disclosed under Item 3.02 of the
         Form 8-K November 9. 2011.

5.   Please disclose the transactions whereby your current officers and directors received their shares of the company. We did not see any such disclosure under Item 6, 7 or 10 of the Form 10.

6.   With respect to your common stock outstanding, we note the following:

*   your disclosure on page F-1 of your financial statements that you had 5,229,500 shares outstanding as of June 30, 2011;
*   your disclosure under Items 1 and 9 of the Form 10 that at the time of the Purchase Agreement between Stakool and Anthus Life on July 20, 2011, Stakool had 79,388,470 issued and outstanding shares of common stock; and
*   your disclosure under Item 4 of the Form 10 that the beneficial percentages are based upon 158,875,737 shares of common stock.

Please provide sufficient disclosure to account for all the changes in your common stock outstanding under these various disclosure items.

7.   In your risk factors discussion in the Form 10, we note numerous references to your "customers." For example, you discuss the planned increase in the number of your customers' stores, the profitability of your customers' operation and changes in customers' comparable store sales and consumer visits. Please disclose who your customers are and the nature of your relationships with them.

8.   Please be sure that your risk factors are tailored to your business and situation. For example, with respect to the risk factor in the Form 10 titled "Our quarterly operating results may fluctuate significantly…," please explain in better detail why certain of the enumerated factors, such as inclement weather, would affect your operating results. As another example, with respect to the risk factor in the Form 10 titled "We may not achieve results similar to the financial projections…," please tell us where you have discussed financial projections.

9.   Please identify Anthus Life's manufacturing partner and file any material contracts as exhibits with your next Form 8-K amendment. In addition, please file your agreements with Shannon Miller Lifestyle and Delphina Group.

10.   We note the MD&A you furnished in Amendment No. 1 to your Form 8-K filed on November 9, 2011. Along with the other information required by the Form 10 items, please include the MD&A for the required periods, as required by Item 303 of Regulation S-K, in your next Form 8-K amendment. Also, please expand your liquidity discussion to disclose your anticipated cash needs in the next twelve months and how you plan to meet them. See Item 303(a)(1) of Regulation S-K.

11.   Please furnish all the information required by Item 401 of Regulation S-K, including the biographical information concerning your officers and directors, as required by Item 401(e) of Regulation S-K, in your next Form 8-K amendment.

12.   Please include a comprehensive exhibit index in your next Form 8-K amendment. You may re-file or incorporate by reference the exhibits which you have previously filed with this report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald F. Delaney (Staff Accountant) at (202) 551-3863 or Ethan Horowitz (Branch Chief) at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief